UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

In June 2020, Sanofi issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated June 23, 2020: Sanofi’s virtual R&D Day event to highlight capabilities, platforms, and expertise in disease pathways to deliver potentially transformative treatments to patients

Exhibit 99.2	Press release dated June 23, 2020: Sanofi and Translate Bio expand collaboration to develop mRNA vaccines across all infectious disease areas

Exhibit 99.3	Press release dated June 19, 2020: Sanofi announces positive long-term efficacy and safety data for fitusiran from interim analysis of Phase 2 extension study in people with hemophilia A and B, with or without inhibitors

Exhibit 99.4	Press release dated June 19, 2020: Dupixent® (dupilumab) approved in China for adults with moderate-to-severe atopic dermatitis

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated June 23, 2020: Sanofi’s virtual R&D Day event to highlight capabilities, platforms, and expertise in disease pathways to deliver potentially transformative treatments to patients

Exhibit 99.2	Press release dated June 23, 2020: Sanofi and Translate Bio expand collaboration to develop mRNA vaccines across all infectious disease areas

Exhibit 99.3	Press release dated June 19, 2020: Sanofi announces positive long-term efficacy and safety data for fitusiran from interim analysis of Phase 2 extension study in people with hemophilia A and B, with or without inhibitors

Exhibit 99.4	Press release dated June 19, 2020: Dupixent® (dupilumab) approved in China for adults with moderate-to-severe atopic dermatitis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 24, 2020		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Securities Law and Capital Markets

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